FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

Argent Securities Inc.

Exact Name of Registrant as Specified in Charter

0001283045

Registrant CIK Number

Form 8-K, March 24, 2004, Series 2004-W4

~~333-112237~~ 333-109164-05

Name of Person Filing the Document
(If Other than the Registrant)

04021031

PROCESSED

MAR 29 2004

THOMSON
FINANCIAL

MAIL PROCESSING
RECEIVED
MAR 2 5 2004
WASH. D.C. 187 SECTION

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: March 24, 2004

ARGENT SECURITIES INC.

By:

Name:

Title:

John P. Grazer
CFO

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
4.1	Mortgage Loan Schedule	P*

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* The Mortgage Loan Schedule has been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

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